___________________________________
                                          :
         IN THE MATTER OF                 :
                                          :
         AYP CAPITAL, INC.                :
                                          :     CERTIFICATE
         File No. 70-8973                 :     PURSUANT TO RULE 24
                                          :     FOR THE QUARTER ENDED
     (Public Utility Holding              :     JUNE 30, 1997
      Company Act of 1935)                :
___________________________________       :




            During the second quarter of 1997, AYP Capital, Inc. received approval from the SEC to engage in the sale and marketing of appliance repair warranties and power quality devices. Product development is underway.

            Through the end of the second quarter, AYP Capital has spent a total of $41,543 in connection with these activities.

            Attached are consolidated financial statements for the quarter ended June 30, 1997.




                                                AYP CAPITAL, INC.




                                                By  /s/ Thomas K. Henderson
                                                        Thomas K. Henderson
                                                           Vice President
                                                         AYP Capital, Inc.


Dated: August 29, 1997